ProShares Trust II

c/o ProShare Capital Management LLC

7501 Wisconsin Avenue, Suite 1000

Bethesda, Maryland 20814

(240) 497-6400

January 8, 2016

VIA EDGAR

Mr. Robert F. Telewicz Jr.

Branch Chief

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ProShares Trust II Form 10-K for the year ended December 31, 2014 Filed March 2, 2015 File No. 001-34200

Dear Mr. Telewicz:

Please find below the responses to your comments of November 30, 2015 to ProShares Trust II’s (the “Trust”) Form 10-K for the year ended December 31, 2014. Your comment is set forth below, followed by the Trust’s response.

Form 10-K for the fiscal year ended December 31, 2014

Item 15. Exhibits and Financial Statement Schedules, page 149

Statements of Financial Condition and Schedules of Investments

1.	Comment: We note your response to our prior comment 1. In reference to the example we previously provided, we continue to be unclear why you have not separately reported the accumulated appreciation amount for the futures contracts from the schedule of investments on your statement of financial condition. Please provide us with further information and cite any relevant accounting literature in your response. In your response, explain to us why you have not separately presented the amounts due to/from brokers as a result of variation margin requirements from the value of futures contracts. Additionally, please tell us whether the $18m you have on account with brokers for futures contracts includes amounts paid to satisfy variation margin requirements.

Response: ProShares VIX Short-term Futures ETF (“Fund”) discloses cumulative appreciation (depreciation) on the Schedule of Investments as prescribed by ASC 946-210-50. Since the Fund settles variation margin daily, the only appreciation (depreciation) amount recorded on the balance sheet as receivable (payable) is the current day’s variation margin. The due to/from brokers as a result of variation margin is separately presented on the statement of financial condition as receivable/payable on open futures contracts and described in Note 3. Receivable from variation margin is described in ASC 946-310-45 and presentation is consistent with the illustrated financial statements in the AICPA Audit and Accounting Guide for Investment Companies (AAG-INV 7.169). Lastly, the $18M segregated cash balances with brokers for futures contracts primarily relates to initial margin and does not include amounts paid to satisfy variation margin requirements.

* * * *

In connection with the submission of our response, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We hope that you will find this response satisfactory. If you have questions or further comments, please call the undersigned at (240) 497-6400.

PROSHARES TRUST II

By:	/s/ Edward Karpowicz
Name:	Edward Karpowicz
Title:	Principal Financial Officer

cc:	Todd B. Johnson, Principal Executive Officer Robert J. Borzone Jr., Vice President and Legal Counsel